UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 25, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Vegas Controlled Subsidiary - North Las Vegas, NV

On February 25, 2022, we acquired ownership of a “majority-owned subsidiary,” FRMF-Vegas, LLC (the “Vegas Controlled Subsidiary”) for an initial contribution of approximately $3,958,000, which is the initial stated value of our equity interest in a new investment round in the Vegas Controlled Subsidiary (the “Vegas Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Vegas Controlled Subsidiary, for an initial contribution of approximately $35,626,000 (the “Vegas Interval Fund Investment” and, together with the Vegas Balanced eREIT II Investment, the “Vegas Investment”). The Vegas Controlled Subsidiary used the proceeds of the Vegas Investment to acquire an 185 - unit horizontal multifamily property completing lease up and located in North Las Vegas, NV (the “Vegas Property”). The Vegas Balanced eREIT II Investment was funded with proceeds from our Offering, and the closing of the Vegas Investment and the Vegas Property occurred concurrently.

The Vegas Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Vegas Balanced eREIT II Investment, we have authority for the management of the Vegas Controlled Subsidiary, including the Vegas Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Vegas Property, paid directly by the Vegas Controlled Subsidiary.

The total purchase price for the Vegas Property was approximately $80,000,000, an average of approximately $432,432 per unit. We anticipate additional hard costs of approximately $224,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,610,000 bringing the total projected project cost for the Vegas Property to approximately $81,834,000. To finance the acquisition of the Vegas Property, a $42,250,000 senior loan with an 18 month term and an interest rate of SOFR + 1.40% with 18 months interest only was secured.

The Vegas Property was built in 2021 and has a mix of unit types and floorplans, ranging from a 639 square foot 1-bedroom/1-bath to 1,213 square foot 3-bedroom/3-bath units. All units offer private backyards and smart home packages. Professional third party property management will be installed to manage the Vegas Property.

The following table contains underwriting assumptions for the Vegas Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Vegas Property	5.50%	3.00%	3.00%	4.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 3, 2022